[JONES DAY LETTERHEAD]

April 23, 2009

Mr. Andrew Mew
Accounting Branch Chief
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Mailstop 3561
Washington, D.C.  20549

Re:       Macy’s, Inc.
Form 10-K for the Fiscal Year Ended January 31, 2009
Filed April 1, 2009
File No. 1-13536

Dear Mr. Mew:

Introduction

On behalf of Macy’s, Inc. (“Macy’s” or the “Company”), we are writing to follow up on the conversation between representatives of the Company and the staff (the ”Staff”) of the Securities and Exchange Commission (the Commission”) that took place in a conference call held on April 21, 2009.

Stock Valuation Periods and Control Premiums

The Company appreciates the insights shared by the Staff with regard to (a) factors that may affect the appropriateness of the use of particular trading periods for stock valuation purposes and (b) ranges of reasonableness when assessing implied control premiums in connection with step one of the goodwill impairment testing process.  The Company will consider these insights in connection with future analyses to which they may be relevant.

Proposed Disclosures

In connection with the finalization of the fair value and carrying amounts of the Company’s goodwill, the Company proposes to include in future filings disclosure similar to the following:

* * * * *

The Company reviews the carrying value of its goodwill and other intangible assets with indefinite lives at least annually for possible impairment in accordance with SFAS No. 142.  Goodwill and other intangible assets with indefinite lives have been assigned to reporting units for purposes of impairment testing.  The reporting units are the Company’s retail operating divisions.  Goodwill and other intangible assets with indefinite lives are tested for impairment annually at the end of the fiscal month of May.  The goodwill impairment test involves a two-step process.  The first step involves estimating the fair value of each reporting unit based on its estimated discounted cash flows and comparing the estimated fair value of each reporting unit to its carrying value.  If this comparison indicates that a reporting unit’s estimated fair value is less than its carrying value, a second step is required.  If applicable, the second step requires the Company to allocate the estimated fair value of the reporting unit to the estimated fair value of the reporting unit’s net assets, with any fair value in excess of amounts allocated to such net assets representing the implied fair value of goodwill for that reporting unit.  If the carrying value of an individual indefinite-lived intangible asset exceeds its fair value, such individual indefinite-lived intangible asset is written down by an amount equal to such excess.

The Company uses judgment in assessing whether assets may have become impaired between annual impairment tests.  The occurrence of a change in circumstances, such as continued adverse business conditions or other economic factors, would determine the need for impairment testing between annual impairment tests.  Due to deterioration in the general economic environment in recent periods (and the impact thereof on the Company’s most recently completed annual business plan) and the resultant decline in the Company’s market capitalization, the Company believed that an additional goodwill impairment test was required as of January 31, 2009.  In performing the first step of this impairment test, the Company estimated the fair value of its reporting units by discounting their estimated future cash flows to present value, and reconciling the aggregate estimated fair value of the Company’s reporting units to the trading value of the Company’s common stock (together with an implied control premium).  The Company believes that this reconciliation process represents a market participant approach to valuation.  Based upon this analysis, the Company determined that the carrying value of each of the Company’s reporting units exceeded its fair value at January 31, 2009, which resulted in all of the Company’s reporting units failing the first step of the goodwill impairment test.  The Company then undertook the second step of the goodwill impairment test, which involved, among other things, obtaining third-party appraisals of substantially all of the Company’s tangible and intangible assets.  Based on the preliminary results of its goodwill impairment testing as of January 31, 2009, the Company recorded an estimated pre-tax goodwill impairment charge of $5,382 million ($5,083 million after income taxes) in the fourth quarter of 2008.  The Company finalized its goodwill impairment testing as of January 31, 2009 during its fiscal quarter ended May 2, 2009, and, in connection therewith, [describe results].

The goodwill impairment testing process involves the use of significant assumptions, estimates and judgments by management, and is subject to inherent uncertainties and subjectivity.  Estimating a reporting unit’s discounted cash flows involves the use of significant assumptions, estimates and judgments with respect to a variety of factors, including sales, gross margin and SG&A rates, capital expenditures, cash flows and the selection of an appropriate discount rate.  Projected sales, gross margin and SG&A expense rate assumptions and capital expenditures are based on the Company’s annual business plan or other forecasted results.  Discount rates reflect market-based estimates of the risks associated with the projected cash flows of the reporting unit directly resulting from the use of its assets in its operations.  The allocation of the estimated fair value of the Company’s reporting units to the estimated fair value of their net assets also involves the use of significant assumptions, estimates and judgments.  Both the estimates of the fair value of the Company’s reporting units and the allocation of the estimated fair value of the reporting units to their net assets are based on the best information available to the Company’s management as of the date of the assessment.

The use of different assumptions, estimates or judgments in either step of the goodwill impairment testing process, including with respect to the estimated future cash flows of the Company’s reporting units, the discount rate used to discount such estimated cash flows to their net present value, the reasonableness of the resultant implied control premium relative to the Company’s market capitalization, and the appraised fair value of the reporting units’ tangible and intangible assets and liabilities, could materially increase or decrease the estimated fair value of a reporting unit and/or its net assets and, accordingly, could materially increase or decrease any related impairment charge.  For example, as of January 31, 2009, (1) a 1% increase or decrease in the aggregate estimated undiscounted cash flows of the Company’s reporting units (without any change in the discount rate used by the Company in the first step of its goodwill impairment test as of such date) would have resulted in an increase or decrease of approximately $125 million in the aggregate estimated fair value of the Company’s reporting units as of such date, (2) a 25 basis point increase or decrease in the discount rate used by the Company to discount the aggregate estimated undiscounted cash flows of the Company’s reporting units to their net present value (without any change in the aggregate estimated undiscounted cash flows of the Company’s reporting units used by the Company in the first step of its goodwill impairment test as of such date) would have resulted in an increase or decrease of approximately $300 million in the aggregate estimated fair value of the Company’s reporting units as of such date, and (3) a 5% increase or decrease in the appraised fair values of the net assets of each reporting unit of the Company would have resulted in an increase or decrease of approximately $180 million in the aggregate appraised fair value of the net assets of the Company’s reporting units.  The goodwill impairment testing process is complex, and can be affected by the inter-relationship between certain assumptions, estimates and judgments that may apply to both the first and second steps of the process and the fact that the maximum potential impairment of the goodwill of any reporting unit of the Company is limited to the carrying value of the goodwill of that reporting unit.  Accordingly, the above-described sensitivities around changes in the aggregate estimated fair values of the Company’s reporting units and in the aggregate estimated appraised fair value of the reporting units’ net assets would not necessarily have a dollar-for-dollar impact on the amount of goodwill impairment the Company recognized as a result of its analysis.  These sensitivities are presented solely to illustrate the effects that a change of a specified magnitude in one or more key variables affecting reporting unit fair value or reporting unit net asset value might have on the outcomes produced by the first step or second step, respectively, of the Company’s goodwill impairment testing process.

* * * * *

Macy’s hereby acknowledges that:

•               Macy’s is responsible for the adequacy and accuracy of the disclosure in its filings;

•               Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to         its filings; and

•               Macy’s may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities        laws of the United States.

If you have any questions regarding the foregoing, please do not hesitate to contact me at (214) 969‑3704, or by facsimile at (214) 969‑5100.

Very truly yours,

/s/ Mark. E. Betzen

Mark E. Betzen

cc:        Milwood Hobbs, United States Securities and Exchange Commission
Donna Di Silvio, United States Securities and Exchange Commission
Jim Allegretto, United States Securities and Exchange Commission
Steven Jacobs, United States Securities and Exchange Commission
Evan Sussholz, United States Securities and Exchange Commission
Karen M. Hoguet, Macy’s, Inc.
Dennis J. Broderick, Macy’s, Inc.
Linda J. Balicki, Macy’s, Inc.
Joel A. Belsky, Macy’s, Inc.
Terry Iannaconi, KPMG LLP
Scott Flynn, KPMG LLP
John Connor, KPMG LLP
Carmen Bailey, KPMG LLP
Melanie Dolan, KPMG LLP